UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER:  33-22805
CUSIP NUMBER:  575917109

(Check One):  __X__ Form 10-K  ____ Form 20-F  ____ Form 11-K
              ___ Form 10-Q  Form N-SAR

              For Period Ended:  December 31, 1997
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
-------------------------------
Full Name of Registrant:  Master Realty Properties, Inc.

Former Name if Applicable:  Master Mortgage Investment Fund, Inc.

Address of Principal Executive Office (Street and Number):
712 Broadway, Suite 700, Kansas City, Missouri  64105

PART II - RULES 12b-25(b) AND (c)
---------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or
_X__ before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
--------------------
State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant's audited financial statements were not received in time to prepare a complete and accurate Form 10-K.

PART IV - OTHER INFORMATION
---------------------------
(1) Name and telephone number of person to contact in regard to this notification:

     Thomas H. Trabon, Executive V.P.   (816) 474-9333

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     __X__ Yes     _____ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    _____ Yes     __X__ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Master Realty Properties, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  3/30/98                By:  /s/ Thomas H. Trabon
                                        Executive Vice President